

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

Victor Lee
President and Chief Executive Officer
Ascent Solar Technologies, Inc.
12300 Grant Street
Thornton, CO 80241

Re: Ascent Solar Technologies, Inc.
Registration Statement on Form S-1
Filed September 28, 2021
File No. 333-259837

Dear Mr. Lee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Fischer